

07003060

U.S. SECURI... ...ISSION
WASHINGTON, D.C. 20549

AB 3/8

ANNUAL AUDITED REPORT
FORM X-17A-5
PART IIB

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-52352

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Credit Suisse Capital LLC, formerly known as Credit Suisse First Boston Capital LLC

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

11 Madison Avenue
(No. and Street)

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

New York	New York	10010-3629
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul O'Keefe (212) 538-3501
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

345 Park Avenue	New York	New York	10154
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-12(n).*

AB 3/8



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Member of
Credit Suisse Capital LLC:
Formerly known as Credit Suisse First Boston Capital LLC]

We have audited the accompanying statement of financial condition of Credit Suisse Capital LLC [formerly known as Credit Suisse First Boston Capital LLC] (the "Company") as of December 31, 2006 that you are filing pursuant to rule 17a-12 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Credit Suisse Capital LLC as of December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the accompanying Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-12 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

KPMG LLP

New York, New York
February 28, 2007

CREDIT SUISSE CAPITAL LLC
[Formerly known as Credit Suisse First Boston Capital LLC]
Statement of Financial Condition
December 31, 2006
(In thousands)

ASSETS

Cash and cash equivalents	$	381,037
Securities borrowed from affiliates		5,907,309
Receivables:		
Affiliates		139,847
Brokers, dealers and other		225,726
Financial instruments owned (of which $6,431,083 was encumbered):		
U.S. government and agencies		3,976
Corporate debt		118,257
Equities		12,113,756
Derivatives contracts		4,125,533
Hybrid OTC instruments		1,221,742
Mutual funds		585,911
Loans		3,500,336
Other assets and deferred amounts		35
Total assets	$	28,323,465

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings from affiliates	$	9,199,126
Securities loaned to affiliates		6,695,532
Payables:		
Affiliates and parent		413,598
Brokers, dealers and other		2,954,419
Financial instruments sold not yet purchased:		
Equities		7,354,276
Derivatives contracts		685,371
Accounts payable and accrued expenses		1,862
Subordinated borrowings		115,000
Other liabilities		114,270
Total liabilities		27,533,454
Member's Equity:		
Member's contributions		737,600
Accumulated earnings		56,908
Accumulated Other Comprehensive loss		(4,497)
Total member's equity		790,011
Total liabilities and member's equity	$	28,323,465

See accompanying notes to statement of financial condition.

CREDIT SUISSE CAPITAL LLC
[Formerly known as Credit Suisse First Boston Capital LLC]
Notes to Statement of Financial Condition
December 31, 2006

1. Organization and Description of Business

Credit Suisse Capital LLC ("the Company"), is a wholly owned subsidiary of Credit Suisse Capital Holdings, Inc. (the "Parent"), which is a wholly owned subsidiary of Credit Suisse First Boston (USA), Inc., and an indirect wholly owned subsidiary of Credit Suisse First Boston, Inc., whose ultimate parent is Credit Suisse Group ("CSG"). Effective January 16, 2006, the Company changed its name to Credit Suisse Capital LLC. In addition, the Parent changed its name to Credit Suisse Capital Holdings, Inc., Credit Suisse First Boston (USA), Inc. changed its name to Credit Suisse (USA), Inc. ("CS USA") and Credit Suisse First Boston, Inc. changed its name to Credit Suisse Holdings (USA), Inc. ("CS Holdings"). The name changes result from the adoption by CSG of a single brand for its banking businesses under the name Credit Suisse.

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated entity.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") as an over-the-counter ("OTC") Derivatives Dealer, which is a special category of broker-dealer engaged in an OTC derivatives business. As an OTC Derivatives Dealer, the Company calculates its regulatory capital charges pursuant to Appendix F of SEC Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Exchange Act") using the Company's internal value at risk model. The Company transacts OTC derivative contracts with corporate clients, high-net worth individuals and affiliates.

As part of its OTC derivatives business the Company enters into option transactions including collars, forward transactions including variable prepaid forwards ("VPFs") and swap transactions including interest rate swaps, credit default swaps and total return swaps.

Options

The Company writes option contracts to meet customer needs and for hedging purposes. These written options do not expose the Company to credit risk because the Company, not its counterparty, is obligated to perform. At the beginning of the contract period, the Company receives a cash premium. During the contract period, the Company bears the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, the Company purchases or sells cash or derivative financial instruments. Such purchases and sales may include equity or fixed income securities, forward and futures contracts and options.

The Company purchases options to meet customer needs and for hedging purposes. With purchased options, the Company gets the right, for a fee, to buy or sell the underlying instrument, at a fixed price on or before a specified date. The counterparties to OTC option contracts are reviewed to determine whether they are creditworthy and, if necessary, collateral is obtained. The Company hedges its exposure from purchased options by buying or selling the underlying positions.

The Company enters into collars, whereby a customer buys a put option on a stock and finances it with the sale of a call option at the same or higher strike price. Collars are carried at fair value and are included in derivatives contracts on the statement of financial condition. To mitigate the credit risk the Company receives collateral. The Company hedges the exposure from collar transactions by shorting equities.

1. Organization and Description of Business (Continued)

Forwards

VPFs are a form of OTC hybrid transaction pursuant to which the Company purchases a variable number of shares of common stock from a customer on a forward basis. At inception, the Company pays the customer a dollar amount based on the underlying value of the common stock. At the maturity of the transaction, the Company receives a variable number of shares (or an amount in cash equal to the value of such variable number of shares, with a maximum share cap) from the customer based on the market price of the shares at maturity. VPFs allow customers to monetize their stock position and provide market risk protection through an equity collar that, among other things, protects the customer against decreases in the value of the underlying common stock. The customer pledges the underlying shares to the Company as collateral for the VPF. VPF transactions expose the Company to market risk to the extent the underlying stock price decreases below a pre-determined price. In order to hedge this risk, the Company sells the underlying stocks short.

The VPFs are generally long-dated and have maturities of three to ten years. In accordance with Statement of Financial Accounting Standard ("SFAS") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"), all VPFs entered into prior to July 1, 2003 are included in hybrid OTC instruments in financial instruments owned in the statement of financial condition and had a fair value of $1.2 billion as of December 31, 2006. All of the Company's VPFs entered into after June 30, 2003, meet the definition of a derivative and are reported as derivative contracts on the Company's statement of financial condition and had a fair value of $3.4 billion as of December 31, 2006. All VPFs are carried at fair value.

Swaps

The Company enters into interest rate swaps which are contractual agreements in which two counterparties agree to exchange interest payments on a defined principal amount, or notional, for a fixed period of time.

Credit default swaps are contracts that enable customers to buy protection against the risk of default of an asset issued by a specified reference entity. This contract transfers an asset's credit risk from the customer to the Company without transferring ownership of the underlying asset. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet payment obligations when due. The Company mitigates its risk by entering into an offsetting transaction where the Company buys protection from an affiliate.

Total return swaps are contractual agreements where the Company agrees to pay a customer the total economics of a defined underlying asset, in return for receiving a stream of floating rate cash flows, such as LIBOR. The underlying assets for total return swaps include U.S. government and agencies securities, municipal bonds, corporate debt, equity securities, loans and mutual funds. The exposure from these transactions is hedged by purchasing or selling the underlying asset.

In 2006, the Company entered into total return swaps on certain loans that were originated by an affiliate and purchased by the Company. The loans will be held until the total return swaps are terminated. The loans are accounted for as held for sale and are recorded in loans in the statement of financial condition. The total return swaps were designated and qualified for cash flow hedge accounting treatment in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"). A cash flow hedge is a hedging relationship where the variability of the hedged item's cash flows attributable to a particular risk is offset by the cash flows of the hedging instrument. The strategy of these hedges is to mitigate the

1. Organization and Description of Business (Continued)

variability of the cash flows that will be received upon sale of the loan. The cash flow hedges are highly effective and the total decrease in the fair value of the swaps of $4.5 million was recorded in accumulated other comprehensive loss in the statement of financial condition. See Notes 2 and 6 for further information.

2. Summary of Significant Accounting Policies

Use of estimates. To prepare the statement of financial condition in accordance with accounting principles generally accepted in the United States of America, management must make estimates and assumptions. The reported amounts of assets and liabilities as of the date of the statement of financial condition are affected by these estimates and assumptions, the most significant of which are discussed in the notes to the statement of financial condition. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates.

Cash and cash equivalents. Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less.

Securities borrowed from/Securities loaned to affiliates. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced to or received from an affiliate. For securities borrowed transactions, the Company deposits cash or other collateral with the lender. For securities loaned transactions, the Company receives cash or other collateral from the borrower generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned daily and obtains or refunds collateral as necessary.

Receivables from brokers, dealers and other/Payables to brokers, dealers and other. Receivables from brokers, dealers and other include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), accrued dividends and interest, margin due on futures contracts and cash collateral deposits due from counterparties. Payables to brokers, dealers and other include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), accrued dividends and interest and cash collateral deposits due to counterparties. In addition, the net receivable or payable arising from unsettled securities trades is included in either receivables from brokers, dealers and other or payables to brokers, dealers and other.

Fair value of financial instruments. Substantially all of the Company's financial instruments, as well as financial instruments with off-balance sheet risk, are carried at fair value with the exception of certain loans that are held-for-sale, and are carried at the lower of cost or fair value. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. Financial instruments are recorded on a trade date basis with the exception of loans, which are recorded on a settlement date basis.

The determination of fair value is fundamental to the Company's financial condition and in certain circumstances, requires management to make complex judgments. Fair value is based generally on listed market prices or broker or dealer price quotations. If prices are not readily determinable or if liquidating the Company's positions is reasonably expected to affect market prices, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions. Certain financial instruments, including OTC derivatives contracts and hybrid OTC instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit, yield curve and volatility factors. The use of different pricing models and assumptions could produce materially different estimates of fair value.

2. Summary of Significant Accounting Policies (Continued)

Derivatives contracts. All derivative contracts, with the exception of derivatives qualifying for cash flow hedge treatment, are carried at fair value. Under Emerging Issues Task Force ("EITF") Issue No. 02-3 "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities" ("EITF 02-3") an entity cannot recognize a dealer profit or loss or unrealized gain or loss at inception of a derivative transaction unless the valuation underlying the unrealized gain or loss is evidenced by (a) quoted market prices in an active market, (b) observable prices of other current market transactions or (c) other observable data supporting a valuation technique. This amount has been included in derivatives contracts in the statement of financial condition. See Note 6 for more information.

The fair values associated with derivative instruments are reported net by counterparty across products, in accordance with Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Relating to Certain Contracts," provided a legally enforceable master netting agreement exists and such provisions are stated in the master netting agreement.

Hybrid OTC instruments. Certain contracts or securities which do not meet the definition of a derivative in their entirety are referred to as hybrid OTC instruments and are carried at fair value in the statement of financial condition.

Income taxes. The Company is included in a consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis, and any state and local income taxes on a *pro rata* basis, pursuant to a tax sharing arrangement.

The Company uses the asset and liability method in providing income taxes which requires that deferred income taxes be recorded and adjusted for the future tax consequences of events that have been recognized in the statement of financial condition or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. See Note 12 for more information.

STANDARDS TO BE ADOPTED IN FUTURE PERIODS

FIN 48

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 addresses the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN 48 requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each income tax position

2. Summary of Significant Accounting Policies (Continued)

is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 as of January 1, 2007 did not have a material change to the Company's assets.

SFAS 157

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value. The statement applies only to fair value measurements which are already required or permitted by other accounting standards. It will affect current practice by eliminating the EITF 02-3 guidance which prohibits the recognition of gains or losses at the inception of derivative transactions whose fair value is primarily estimated based upon unobservable market data. SFAS 157 will also eliminate the use of blockage factors on instruments that trade in an active market by brokers, dealers and investment companies that have been applying the applicable AICPA Audit and Accounting Guides. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with early adoption permitted. The Company is currently evaluating the impact of adopting SFAS 157.

SFAS 159

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement 115" ("SFAS 159"). SFAS 159 creates an alternative measurement treatment for certain financial assets and financial liabilities that permits fair value to be used for initial and subsequent measurement with changes in fair value recognized in earnings. The availability of this alternative measurement treatment is referred to as the fair value option. The statement also provides for additional financial statement presentation and disclosures relating to the alternative measurement treatment. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. The Company is currently evaluating the impact of adopting SFAS 159.

3. Related Party Transactions

In the ordinary course of business, the Company enters into significant financing and operating transactions with affiliated companies and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.

3. Related Party Transactions (Continued)

The following table sets forth related party assets and liabilities as of December 31, 2006:

ASSETS		(In thousands)
Securities borrowed from affiliates	$	5,907,309
Receivables from affiliates		139,847
Receivables from brokers, dealers and other		35,098
Derivatives contracts		322,367
Net deferred tax asset (included in Other assets and deferred amounts)		35
Total assets	$	6,404,656
LIABILITIES		
Short-term borrowings from affiliates	$	9,199,126
Securities loaned to affiliates		6,695,532
Payables to affiliates and parent		413,598
Payables to brokers, dealers and other		577,116
Derivatives contracts		494,925
Taxes payable (included in Other liabilities)		15,496
Subordinated borrowings		115,000
Total liabilities	$	17,510,793

All of the obligations of the Company are guaranteed by CS USA.

As of December 31, 2006, the fair market value of assets that the Company pledged to affiliates was $6.7 billion and the fair market value of assets that the Company received from securities borrowed transactions with affiliates was $5.8 billion.

The Company is included in a consolidated federal income tax return and combined state and local income tax returns filed by CS Holdings. See Note 12 for more information.

All member's equity of the Company is owned by the Parent.

4. Receivables from and payables to brokers, dealers and other

Amounts receivable from and payable to brokers, dealers and other as of December 31, 2006, consist of the following:

	Receivables		Payables	
	(In thousands)			
Unsettled regular-way securities trades	$	—	$	539,298
Margin due on futures contracts		14,129		—
Accrued dividends and interest		94,630		75,776
Cash collateral deposits due from/to counterparties		—		2,307,258
Other		116,967		32,087
Total receivables from and payables to brokers, dealers and other	$	225,726	$	2,954,419

CREDIT SUISSE CAPITAL LLC
[Formerly known as Credit Suisse Capital LLC]
Notes to Statement of Financial Condition (Continued)
December 31, 2006

5. Transfers of Financial Assets

In the normal course of business, the Company's activities include various securities and financial instrument transactions, including options, collars, VPFs, interest rate, credit default and total return swaps that involve off-balance sheet risk. The Company is exposed to the risk that a customer or counterparty to the off-balance sheet transaction is unable to fulfill its contractual obligations, and that collateral held is not sufficient to cover losses. In these situations, the Company may be required to purchase or sell financial instruments at prevailing market prices, which may not fully cover the obligations of its customers or counterparties. This risk is limited by requiring counterparties to maintain collateral that complies with internal guidelines.

The following table sets forth the assets pledged by the Company and the collateral received by the Company as of December 31, 2006:

		December 31, 2006
		(In millions)
Fair value of the assets pledged and assigned as collateral by the Company	$	6,666
of which was encumbered		6,431
Fair value of the collateral received by the Company with the right to sell or repledge		12,571
of which was sold or repledged	$	6,280

6. Derivatives Contracts

The Company, as an OTC Derivatives Dealer, is engaged in a broad-based OTC derivatives business. In general, derivatives are contractual agreements that derive their values from the performance of underlying assets, interest rates, or a variety of indices. The Company enters into derivative and certain hybrid transactions for risk management purposes and to provide products for its clients. See Note 1 for description of the Company's derivatives business operations.

The fair values of all derivatives contracts outstanding as of December 31, 2006 were as follows:

		Assets		Liabilities
		(In thousands)		
Options	$	300,881	$	132,649
Forward contracts (including certain VPFs)		3,706,610		289,984
Swaps		118,042		262,738
Total derivatives contracts	$	4,125,533	$	685,371

These assets and liabilities are included as derivatives contracts in financial instruments owned/sold not yet purchased, respectively, in the statement of financial condition.

7. Subordinated Borrowings and Member's Equity

The Company has a $250 million subordinated financing arrangement with CS USA that matures on May 10, 2011. As of December 31, 2006, the Company had drawn $115 million which bears interest at a floating interest rate that is equivalent to those obtained by CS USA for its long-term borrowings. The weighted average effective interest rate for these borrowings as of December 31, 2006 was 6.35%.

7. Subordinated Borrowings and Member's Equity (Continued)

The borrowings under this agreement qualify as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule under the Exchange Act, including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and member's equity. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

8. Commitments

The following table sets forth the Company's commitments, including the current portion as of December 31, 2006:

	Commitment Expiration Per Period				
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total commitments
			(In millions)		
Commitments to purchase loans	$ —	$ —	$ 16,048	$ 25,108	$ 41,156
Total commitments	$ —	$ —	$ 16,048	$ 25,108	$ 41,156

9. Guarantees

In the ordinary course of business, the Company enters into guarantee contracts as guarantor. FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), requires disclosure by a guarantor of its maximum potential payment obligations under certain of its guarantees to the extent that it is possible to estimate them. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that certain events or conditions occur. With certain exceptions, these liability recognition requirements apply to any guarantees entered into or modified after December 31, 2002.

The guarantees covered by FIN 45 may require the Company to make payments to the guaranteed party based on changes related to an asset, a liability or an equity security of the guaranteed party.

The following table sets forth the maximum quantifiable contingent liabilities and carrying amounts associated with guarantees covered by FIN 45 as of December 31, 2006 by maturity:

	Amount of Guarantee Expiration Per Period					
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total Guarantees	Carrying Amounts
			(In thousands)			
Derivatives	$ 3,000	$ 131,160	$ 15,000	$ —	$ 149,160	$ 798
Credit guarantees	7		15	1,384	1,406	143
Performance guarantees	30	—	—	—	30	2
Related party guarantees	899	—	—	2,320	3,219	—
Total guarantees	$ 3,936	$ 131,160	$ 15,015	$ 3,704	$ 153,815	$ 943

9. Guarantees (Continued)

Derivatives

In the ordinary course of business, the Company enters into OTC contracts that meet the definition of a guarantee under FIN 45. Included in this category are credit default swaps. FIN 45 does not require disclosure about derivatives instruments if they can be cash settled and the Company has no basis to conclude that it is probable that the counterparties held the underlying instruments related to the derivatives instruments at the inception of the contract. Derivatives meeting both of these criteria are not disclosed in the table above.

As of December 31, 2006, the Company did not have any outstanding written put options, and hence all derivatives guarantees disclosed above are related to credit default swaps. These are reflected as derivatives contracts in the statement of financial condition. These amounts were determined by using notional values and represent the obligation of the Company in the event that all the underlying financial instruments are worthless. The likelihood of which the Company believes is remote. For more information on derivatives, see Notes 1 and 6.

Credit guarantees

Credit guarantees are contracts that require the Company to make payments should a third party fail to do so under an existing credit obligation. The Company provides guarantees in the form of stand by letters of credit which represent obligations to make payments to third parties if the counterparties fail to fulfill their obligation under a borrowing arrangement.

Performance Guarantees

In the ordinary course of business, the Company enters into contracts that would require it, as the guarantor, to make payments to the guaranteed party based on a third party's failure to perform under an agreement. The Company provides guarantees in the form of stand-by letters of credit which represent obligations to make payments to the guaranteed party based on a third party's failure to perform under an agreement.

Related Party Guarantees

For purposes of FIN 45, related party guarantees refer to any guarantees issued by the Company for obligations of any company ("affiliates") controlled by CSG, the Company's ultimate parent.

10. Net Capital

The Company computes its net capital based on value at risk under Appendix F of SEC Rule 15c3-1, under the Exchange Act. As of December 31, 2006, the Company's net capital of $388 million, allowing for market and credit risk exposure of $89 million and $228 million, respectively, was in excess of the minimum net capital requirement by $368 million. The Company is in compliance with the exemptive provisions of Rule 15c3-3 because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

11. Concentrations of Credit Risk

As an OTC Derivatives Dealer, the Company is engaged in various OTC derivative activities servicing a diverse group of institutional investors, affiliates and high net worth individuals. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors including other brokers and dealers and affiliates. These transactions are generally collateralized. As of December 31, 2006, the Company does not have any significant concentrations of credit risk.

Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by contracting derivative transactions and loans with customers and dealers. The Company uses various means to manage its credit risk. The credit-worthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups or classes of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from substantially all counterparties or for certain types of credit transactions.

12. Deferred Taxes

The Company is included in a consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis and any state and local income taxes on a *pro rata* basis, pursuant to a tax sharing arrangement.

Net deferred tax assets, included in other assets and deferred amounts in the statement of financial condition as of December 31, 2006, are generated by the following temporary differences:

	(In thousands)
Deferred tax assets:	
Other liabilities and accrued expenses	$ 35
Net deferred tax assets	$ 35

Based on anticipated future taxable income and tax planning strategies that would, if necessary, be implemented, the Company has not recorded a valuation allowance for its net federal deferred tax assets of $35 thousand as management believes that the deferred tax asset as of December 31, 2006 is more likely than not to be realized. However, if estimates of future taxable income are reduced, the amount of the deferred tax asset considered realizable could also be reduced.

13. Legal Proceedings

Management of the Company is not aware of any legal proceedings or other matters arising out of the Company's activities as an OTC Derivatives Dealer that would result in a material adverse effect on the Company's financial position.

Schedule 1

CREDIT SUISSE FIRST BOSTON CAPITAL LLC
[Formerly known as Credit Suisse First Boston Capital LLC]
Computation of Net Capital
Pursuant to Rule 15c3-1 Appendix F
As of December 31, 2006
(In thousands)

Member's equity	790,011
Subordinated borrowings	115,000
Total	905,011
Nonallowable assets and miscellaneous capital charges:	
Nonallowable assets	(142,088)
Other deductions and/or charges	(57,951)
Total	(200,039)
Tentative net capital before market and credit risk exposure	704,972
Market risk exposure	(88,597)
Credit risk exposure	(228,169)
Total	(316,766)
Net capital	388,206
Minimum capital requirement	(20,000)
Capital in excess of minimum requirements	$ 368,206

NOTE - There are no material differences between the amounts presented above and the amounts included in Credit Suisse Capital LLC's unaudited FOCUS Report as of December 31, 2006 as filed on January 26, 2007. Therefore, no reconciliation of the two computations is deemed necessary.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors'
Report on Internal Control Required by SEC Rule 17a-12

Member of
Credit Suisse Capital LLC:
[Formerly known as Credit Suisse First Boston Capital LLC]

In planning and performing our audit of the statement of financial condition of Credit Suisse Capital LLC, (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-12(h)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-12(h) in making the periodic computations of net capital under Rule 15c3-1 and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-12(h)(1) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted

accounting principles such that there is more than a remote likelihood that a misstatement of the entity's statement of financial condition that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the statement of financial condition will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Member, management of the Company and the SEC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
February 28, 2007

END